UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 1-3157

INTERNATIONAL PAPER COMPANY

HOURLY SAVINGS PLAN

(Full title of the plan)

INTERNATIONAL PAPER COMPANY

6400 Poplar Avenue

Memphis, TN 38187

Telephone: (901) 419-9000

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

International Paper Company

Hourly Savings Plan

We have audited the accompanying statements of net assets available for benefits of International Paper Company Hourly Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements as of and for the year ended December 31, 2007 and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Memphis, TN

June 25, 2008

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

(Amounts in thousands)

	2007	2006
ASSETS:
Investments, at fair value — Plan interest in Master Trust (Notes 1, 2, 3, 4, and 5):
Participant-directed investments	$949,614	$981,005
Participant loans	54,802	57,367

Total investments — Plan interest in Master Trust	1,004,416	1,038,372

Receivables:
Participants’ contributions	494	567
Employer’s contributions	137	170

Total receivables	631	737

LIABILITIES:
Accrued expenses	(317)	(352)
Excess contributions payable	(51)	(180)

Total liabilities	(368)	(532)

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	1,004,679	1,038,577
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	140	2,000

NET ASSETS AVAILABLE FOR BENEFITS	$1,004,819	$1,040,577

See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts in thousands)

	2007	2006
ADDITIONS:
Contributions:
Participants’ contributions	$53,532	$67,016
Employer’s contributions	14,764	18,870

Total contributions	68,296	85,886
Investment income — Plan interest in Master Trust (Notes 1, 2, 3, 4, and 5)	63,561	92,538

Total additions	131,857	178,424

DEDUCTIONS:
Benefits paid to participants	165,034	118,965
Administrative expenses	1,125	1,494
Net transfers to other plans (Note 7)	1,456	24,893

Total deductions	167,615	145,352

NET (DECREASE) INCREASE	(35,758)	33,072
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,040,577	1,007,505

End of year	$1,004,819	$1,040,577

See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of the International Paper Company Hourly Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan providing retirement benefits to certain designated groups of hourly-paid employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The assets of the Plan are held by State Street Bank and Trust Company (the “Trustee”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee.

J.P. Morgan Retirement Plan Services (the “Recordkeeper”) is the recordkeeper for the Plan.

Eligibility to Participate—An employee is generally eligible to participate in the Plan upon the completion of one month of continuous service if the employee is an hourly employee at a designated location and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution and/or investment elections.

Participant Contributions—Participant contributions may be made on either a before-tax or an after-tax basis, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan.

Effective August 1, 2006, the Plan was amended to allow participants to make Roth 401(k) contributions in addition to before-tax and after-tax contributions.

Company Matching Contributions—As specified in an appendix to the Plan document, the Company matches 50% of participants’ contributions up to either 4% or 6% of a participant’s annual compensation, subject to certain limitations.

Company Fixed Contributions—As specified in an appendix to the Plan document, the Company makes contributions for employees at designated locations based on a set amount per hour worked. Company fixed contributions were a feature of the Box USA Group, Inc. Hourly Savings and Investment Plan that was merged into the Plan on December 31, 2004.

Retirement Savings Account—Effective January 1, 2005, the Plan was amended to add the Retirement Savings Account (“RSA”) provisions applicable to employees at designated locations. The Company makes an RSA contribution equal to 2.75% of each eligible employee’s compensation.

Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit sharing, stock bonus, and savings plans or traditional individual retirement accounts.

Investments—Participants direct the investment of their contributions, RSA contributions, and Company fixed contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company’s common stock as investment options for participants.

Company matching contributions are invested 50% in the Company Stock Fund and 50% as directed by the participant into the various investment options offered by the Plan, and participants may immediately transfer Company matching contributions from the Company Stock Fund to any of the other investment options.

ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current Plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company matching contributions, RSA contributions, the Company fixed contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions, RSA contributions, and Company fixed contributions, plus earnings thereon, after three years of service.

Participants also are fully vested in their Company contribution accounts upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. The vesting schedule of a merged plan shall be substituted for the Plan schedule if it is more favorable to an employee who was participating in such plan on the merger date. Forfeited balances of terminated participants are used to reduce future Company contributions.

Loans to Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of his Company contributions account, less any restricted portions of such accounts, or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.

Loans are repaid through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 5.0% to 10.5% at December 31, 2007 and 2006, respectively. For participants who are no longer employed by the Company, loans are repaid by direct payments to the Plan.

Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24 months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59-1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.

To demonstrate the necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.

Participants who have attained age 59-1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.

Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70-1/2.

The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. An automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover Individual Retirement Account (“IRA”) unless the participant timely elects another form of distribution.

Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70-1/2.

Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan’s summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan’s provisions.

Administrative Expenses—All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

Forfeited Accounts—At December 31, 2007 and 2006, forfeited nonvested accounts totaled $8,323 and $11,987, respectively. These accounts are used to reduce future employer contributions. For the years ended December 31, 2007 and 2006, employer contributions were reduced by approximately $474,000 and $512,000, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s interest in the Master Trust is stated at fair value. The benefit-responsive investment contracts are stated at fair value and then adjusted to contract value (Note 3). If available, quoted market prices are used to value investments. The fair value of benefit-responsive contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Pooled accounts are valued at the net asset value of units held by the Plan at year end. Shares of the open brokerage window and the Company’s common stock are valued at quoted market prices. Participant loans are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.

The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions to participants in the event certain discrimination tests defined under the Code are not satisfied. During 2007 and 2006, the Plan did not pass the non-discrimination requirements of Code Section 401(k) (the ADP Test) for employees eligible to participate in the Plan. As a result, for the years ended December 31, 2007 and 2006, approximately $51,000 and $180,000, respectively, of contributions were refundable to certain Plan participants and are included in excess contributions payable in the accompanying statements of net assets available for benefits.

Derivatives— Master Trust investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes for managing asset/liability mismatches, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:

•	Market Exposure — To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.

•

To alter the risk/return characteristics of certain investments in the Master Trust. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.

•	Foreign Currency Exposure Management — Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.

The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.

New Accounting Pronouncements—In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits for defined contribution plans when such statement is adopted.

3.	MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2007 and 2006, are summarized as follows (in thousands):

	2007	2006
Master Trust net assets:
At fair value:
Company Stock Fund Master Trust Investment Account	$422,869	$550,503

RIC Master Trust Investment Account:
Conservative Smartmix Fund	70,359	60,434
Moderate Smartmix Fund	334,873	324,953
Aggressive Smartmix Fund	232,613	187,936
Cash	2,253	1,911

Total RIC Master Trust Investment Account	640,098	575,234

Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	102,358	95,946
Emerging Market Fixed Income Pool	46,428	47,916
Emerging Market Equity Pool	290,755	188,195
High Yield Bond Pool	22,868	20,961
Non-U.S. Developed Equity Pool	210,391	213,594
U.S. Small Cap Pool	144,419	154,035
U.S. Mid Cap Pool	167,481	164,835
U.S. Large Cap Pool	707,844	782,665

Total Commingled Investment Group Trust Master Trust Investment Accounts	1,692,544	1,668,147

Open Brokerage Window	86,407	79,806
SSGA FDS Money Market Fund	837	795
Participant loans	110,956	114,330
Stable Value Fund Master Trust Investment Account	1,416,767	1,420,362

Total Master Trust net assets, at fair value	4,370,478	4,409,177
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	494	6,833

Total Master Trust net assets	$4,370,972	$4,416,010

Plan interest in the Master Trust, at fair value	$1,004,416	$1,038,372

Plan interest in the Master Trust as a percentage of total	23%	24%

The net investment income of the Master Trust for the years ended December 31, 2007 and 2006, is summarized below (in thousands):

	2007	2006
Master Trust investment income:
Net (depreciation) appreciation of investments at fair value:
Company Stock Fund Master Trust Investment Account	$(7,257)	$14,448
RIC Master Trust Investment Account:
Conservative Smartmix Fund	2,599	4,139
Moderate Smartmix Fund	19,071	40,870
Aggressive Smartmix Fund	13,205	27,747
Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	5,115	4,264
Emerging Market Fixed Income Pool	2,537	4,259
Emerging Market Equity Pool	70,294	42,151
High Yield Bond Pool	805	1,495
Non-U.S. Developed Equity Pool	7,372	37,129
U.S. Small Cap Pool	6,474	21,137
U.S. Mid Cap Pool	7,872	22,404
U.S. Large Cap Pool	36,527	96,017
Open Brokerage Window	6,196	6,639
Net depreciation of investments at contract value - Stable Value Fund Master Trust Investment Account	(4,030)	(3,733)

Total net appreciation	166,780	318,966

Interest and dividends:
Company Stock Fund Master Trust Investment Account	13,442	17,848
RIC Master Trust Investment Account:
Conservative Smartmix Fund	83	51
Moderate Smartmix Fund	424	252
Aggressive Smartmix Fund	1,091	251
Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	1	1
Emerging Market Equity Pool	2	2
Non-U.S. Developed Equity Pool	2	2
U.S. Small Cap Pool	1	2
U.S. Mid Cap Pool	2	2
U.S. Large Cap Pool	7	9
Participant loans	8,562	8,001
Stable Value Fund Master Trust Investment Account	76,292	74,571

Total interest and dividends	99,909	100,992

Total Master Trust investment income	$266,689	$419,958

Investment income — Plan interest in Master Trust	$63,561	$92,538

4.	INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive investment contracts with insurance companies, which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant distributions and administrative expenses. The investment policy portfolio is managed by Deutsche Asset Management. The contracts are included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant distributions and administrative expenses. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

The investment contracts are classified as either guaranteed investment contracts (“GIC”) or synthetic investment contracts (“SIC”). A SIC differs from a GIC in that the Plan owns the assets underlying the investment of a SIC. The bank or insurance company issues a contract, referred to as a “wrapper,” that guarantees the value of the underlying investment for the duration of the SIC. The underlying investments of the SIC are stated at their fair value and determined by Deutsche Asset Management based on quoted market prices. The fair value of the wrapper contracts are estimated by converting the basis points assigned to the wrap fees into dollars. The investment contract portfolio is valued based on the contract value of the contracts held in aggregate by the portfolio.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust was approximately $1.4 billion at December 31, 2007 and 2006, respectively, and is included in the Stable Value Fund Master Trust Investment Account in the summary of the net assets of the Master Trust in Note 3. The contract value of the investment contracts held by the Master Trust was approximately $1.4 billion at December 31, 2007 and 2006, respectively. The average yield earned by the entire fund for the years ended December 31, 2007 and 2006, was 5.94% and 5.65%, respectively. The average yield earned by the entire fund, adjusted to reflect the actual interest rate credited to participants in the fund, for the years ended December 31, 2007 and 2006, was 5.32% and 5.07%, respectively. This average yield is calculated by dividing the annualized earnings credited to participants in the fund by the fair value of all investments in the fund.

In addition to investment contracts, the investment contract portfolio includes a State Street Bank and Trust Company money market fund that had an aggregate fair value of approximately $25 million and $10 million at December 31, 2007 and 2006, respectively.

5.	RELATED-PARTY TRANSACTIONS

Certain of the Master Trust’s investments are units of master trust investment accounts managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1,090,000 and $1,369,000 for the years ended December 31, 2007 and 2006, respectively.

Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions. At December 31, 2007 and 2006, the Plan held 11,000,000 and 13,500,000 shares, respectively, of common stock of International Paper Company, the sponsoring employer, with a cost basis of $84,183,149 and $107,576,052, respectively. The Plan recorded dividend income of $2,505,040 and $3,447,042 for the years ended December 31, 2007 and 2006, respectively.

6.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	TRANSFERS TO OTHER PLANS

The Company also sponsors the International Paper Company Salaried Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer. The following table summarizes the net transfers to other plans during 2007 and 2006 (in thousands):

	2007	2006
International Paper Company Salaried Savings Plan—net transfers due to changes in employment status	$1,456	$2,519
Verso Paper Retirement Savings Plan for Union Employees	—	22,374

Total net transfers to other plans	$1,456	$24,893

During 2006, as a result of the Company’s divestiture of its Coated Papers business, the Plan transferred approximately $22 million of participant balances to the Verso Paper Retirement Savings Plan in a one-time voluntary transfer option available to participants with outstanding loans in the Plan. Additionally, certain Coated Papers’ employees without outstanding loans voluntarily elected rollover distributions to the Verso Paper Retirement Savings Plan; these rollover distributions are included in the benefits paid to participants in the accompanying statements of changes of net assets available for benefits.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9.	RECONCILIATION TO THE FORM 5500

For the years ended December 31, 2007 and 2006, the following is a reconciliation of participant-directed investments per the statements of net assets available for benefits to the Form 5500 (in thousands):

	2007	2006
Net assets available for benefits:
Participant-directed investments, at fair value	$949,614	$981,005
Plus adjustments from fair value to contract value for fully benefit-responsive investment contracts	140	2,000
Less participant brokerage accounts	(17,112)	(17,636)

Value of interest in Master Trust investment accounts per Form 5500, Schedule H, Part I, Line 1c(11)	$932,642	$965,369

10.	SUBSEQUENT EVENT

Effective January 1, 2008, the Plan began participating in a securities lending program through State Street Bank and Trust Company. Under this program, the Plan’s investment securities are loaned to investment brokers for a fee. Securities so loaned are fully collateralized by cash, letters of credit, and securities issued or guaranteed by the U.S. government, its agencies, and instrumentalities. The Plan has indemnification protection against default by the borrower.

******

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Various participants	Participant loans at interest rates of 5.0% to 10.5%, maturing through December 2017	*	*	$54,802,057
	American Century Brokerage	Participant brokerage accounts	*	*	17,112,337

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

By:	/s/ Robert Florio
Robert Florio, Plan Administrator

Date: June 25, 2008

Memphis, TN